Exhibit 99.5

The Real Brokerage Inc. Announces Third Quarter 2023 Financial Results

TORONTO and NEW YORK – The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, this morning announced results for its third quarter ended September 30, 2023.

“The third quarter marks another significant achievement for Real. We generated record revenue, a second consecutive quarter of positive adjusted EBITDA, and expanded our agent base to 12,175. We remain an outlier in our industry, continuing our track record of significant growth despite challenging end market conditions,” said Tamir Poleg, Chairman and Chief Executive Officer. “The investments we are making into our business will continue to distinguish our platform from peers, and we remain laser focused on building solutions that we believe will fundamentally transform the real estate buying and selling experience. I was thrilled to bring this vision into sharper focus at our annual RISE agent conference in October, where we unveiled our One Real consumer app, introduced a groundbreaking agent-focused financial suite called Real Wallet, and showcased a range of innovative products and services designed to further support our agents and their clients.”

Q3 2023 Financial Highlights

●	Revenue increased 92% year-over-year to $214.6 million.

●	Gross profit increased 119% year-over-year to $18.8 million.

●	Adjusted EBITDA profit of $3.5 million, a $3.0 million improvement from the third quarter of 2022, and our second consecutive quarter of positive adjusted EBITDA.

●	Operating expenses, including Revenue Share, increased 77% year-over-year to $22.7 million.

●	Revenue share expense increased 105% year-over-year to $7.9 million.

●	Adjusted operating expense, which reflects operating expenses less revenue share, stock-based compensation, depreciation and other unique or non-cash expenses, increased 67% year-over-year to $11.4 million.

●	Net loss attributable to owners of the Company was $4.0 million, compared to a $5.2 million loss in the third quarter of 2022.

●	Loss per share of $0.02, compared to a loss per share of $0.03 in the third quarter of 2022.

●	Unrestricted cash and investments increased by $5.0 million during the quarter to $33.0 million. As of September 30, 2023 the Company held $19.0 million in cash and an additional $14.0 million held in investments in financial assets. The $33.0 million does not include $16.3 million of restricted cash associated with customer deposits.

●	The Company repurchased 159,000 common shares for $306,000 pursuant to its normal course issuer bid.

Q3 2023 Operational Highlights

●	Total agents on the platform increased to 12,175 at the end of the third quarter, an 81% year-over-year increase.

●	The number of transactions closed in the third quarter of 2023 grew 82% year-over-year to 20,397.

●	The total value of completed real estate transactions grew 91% year-over-year to $8.1 billion.

●	Operating expense per transaction, excluding revenue share, declined 10% year-over-year to $725.

●	As of September 30, 2023, Real’s headcount efficiency ratio, defined as full-time brokerage employees excluding One Real Title and One Real Mortgage employees, divided by the number of agents on our platform, was 1 to 101. This compares to 1 to 77 employees as of September 30, 2022.

Business Highlights and Recent Updates

Subsequent to the end of the quarter, in October, Real unveiled an array of innovative products and features at its annual RISE agent conference in San Diego. These introductions represent a leap forward toward our goal of redefining the real estate experience and simplifying the entire homebuying process for consumers, while equipping agents with the tools, technology, and resources to effectively manage and expand their businesses. Highlights included:

●	The “One Real” consumer-facing mobile app — the first step towards realizing our vision of creating a simple solution that combines every touchpoint in the home buying and selling process into a single, seamless consumer experience. The initial version gives agents the ability to invite clients to be pre-approved and cleared to close on a home mortgage from the palm of their hand in as little as 14 days.

●	The Real Wallet — a first-of-its-kind fintech product designed specifically for Real agents that centralizes the functionality of a debit card, credit card, reward points and an array of perks. This new suite of products will open new monetization opportunities within the vast amount of commission dollars already transacted on our reZEN transaction platform. Initial testing for the Real Wallet is scheduled for the first half of 2024.

●	Leo 2.0 — a major update to our AI-powered virtual concierge, Leo 2.0 introduces powerful predictive capabilities. It enables Leo to anticipate agents’ questions based on analyzing historical interactions and patterns across our entire agent network. In essence, Leo has evolved into a proactive assistant, adept at anticipating questions and addressing issues before agents even think to ask them.

For more details on all the conference announcements, please refer to the following news releases:

●	Giving Agents Financial Freedom Takes Center Stage at the Real RISE 2023 Conference
●	The Real Brokerage Announces New Brand Positioning; Game-Changing Marketing Tools For Its Agents
●	The Real Brokerage Annual Conference to Focus on Innovation, Delivering an End-to-End Consumer Solution

Conference Call

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. ET. An audio-only webcast of the call may be accessed from the Investor Relations section of the company’s website at https://investors.onereal.com/or by registering at the link here. A replay of the webcast will be available for one year.

Conference Call Details:

Date:	Thursday, November 9, 2023

Time:	11:00 a.m. ET

Dial-in Number:	North American Toll Free: 888-506-0062
International: 973-528-0011

Access Code:	482869

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/49221

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331

Access Code:	49221

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/49221

Additional information concerning Real’s audited consolidated financial statements and related management’s discussion and analysis for the three months ended September 30, 2023 can be found on the Company’s profile at www.sedarplus.ca.

Non-IFRS Measures

This news release includes reference to “Adjusted EBITDA” and “Adjusted Operating Expense”, are a non-International Financial Reporting Standards (“IFRS”) financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as Stock-Based Compensation, Depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with Revenue Share. Adjusted EBITDA and Adjusted Operating Expense have no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our Adjusted EBITDA for the three months ended September 30, 2023 and 2022 is presented in the table below labeled Reconciliation of Total Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA. Our Adjusted Operating Expense for the three months ended September 30, 2023 and 2022 is presented in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense.

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
(Expressed in thousands of U.S. dollars)

UNAUDITED

	Unaudited	Audited
	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$19,006	$10,846
Restricted cash	16,333	7,481
Investments in financial assets	14,028	7,892
Trade receivables	2,539	1,547
Other receivables	75	74
Prepaid expenses and deposits	1,325	529
TOTAL CURRENT ASSETS	53,306	28,369
NON-CURRENT ASSETS
Intangible assets	3,118	3,708
Goodwill	10,174	10,262
Property and equipment	1,561	1,350
Right-of-use assets	-	73
TOTAL NON-CURRENT ASSETS	14,853	15,393
TOTAL ASSETS	68,159	43,762

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	653	474
Accrued liabilities	23,934	11,866
Customer deposits	16,333	7,481
Other payables	2,072	1,188
Lease liabilities	-	96
TOTAL CURRENT LIABILITIES	42,992	21,105
NON-CURRENT LIABILITIES
Warrants outstanding	246	242
TOTAL NON-CURRENT LIABILITIES	246	242
TOTAL LIABILITIES	43,238	21,347

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	59,400	63,204
Stock-based compensation reserves	32,661	25,083
Deficit	(66,241)	(50,704)
Other reserves	(245)	(469)
Treasury stock, at cost	(925)	(14,962)
EQUITY ATTRIBUTABLE TO OWNERS	24,650	22,152
Non-controlling interests	271	263
TOTAL EQUITY	24,921	22,415
TOTAL LIABILITIES AND EQUITY	68,159	43,762

THE REAL BROKERAGE INC.
INTERIM CONDENSED STATEMENT OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues	$214,640	$111,633	$507,817	$285,638
Commissions and other agent-related costs	195,865	103,057	460,475	261,908
Gross Profit	18,775	8,576	47,342	23,730

General and administrative expenses	9,234	5,544	27,526	17,034
Marketing expenses	11,577	6,197	29,527	15,613
Research and development expenses	1,931	1,146	5,034	3,865
Operating Loss	(3,967)	(4,311)	(14,745)	(12,782)

Other income	38	231	106	667
Listing expenses	-	(135)	-	(135)
Finance expenses, net	(10)	(954)	(587)	(1,326)
Net Loss	(3,939)	(5,169)	(15,226)	(13,576)
Net income attributable to noncontrolling interests	85	78	311	192
Net Loss Attributable to the Owners of the Company	(4,024)	(5,247)	(15,537)	(13,768)
Other comprehensive income/(loss):
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	79	(142)	214	(535)
Foreign currency translation adjustment	(52)	(51)	10	343
Total Comprehensive Loss Attributable to Owners of the Company	(3,997)	(5,440)	(15,313)	(13,960)
Total Comprehensive Income Attributable to NCI	85	78	311	192
Total Comprehensive Loss	(3,912)	(5,362)	(15,002)	(13,768)
Loss per share
Basic and diluted loss per share	(0.02)	(0.03)	(0.09)	(0.08)
Weighted-average shares, basic and diluted	180,611	179,466	180,158	179,320

THE REAL BROKERAGE INC.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
OPERATING ACTIVITIES
Net loss	$(3,939)	$(5,169)	$(15,226)	$(13,576)
Adjustments for:
Depreciation	277	87	830	225
Equity-settled share-based payment	7,144	1,113	18,980	2,324
Finance costs	(143)	28	156	237
Loss/(gain) on short term investments	-	11	-	(125)
Stock compensation payable (RSU)	-	1,603	-	5,645
Changes in operating asset and liabilities:
Trade receivables	(614)	(543)	(992)	(529)
Other receivables	(23)	(8)	(1)	(51)
Prepaid expenses and deposits	(266)	517	(796)	(334)
Accounts payable	(493)	690	179	1,255
Accrued liabilities	2,654	1,278	12,068	6,233
Customer deposits	(13,247)	(4,512)	8,852	6,769
Other payables	718	1,017	1,684	1,488
NET CASH PROVIDED BY OPERATING ACTIVITIES	(7,932)	(3,888)	25,734	9,570

INVESTING ACTIVITIES
Purchase of property and equipment	(197)	(302)	(448)	(927)
Acquisition of subsidiaries	-	-	-	(7,445)
Investment deposits in debt instruments held at FVTOCI	(3,037)	(5,420)	(6,766)	(1,431)
Investment withdrawals in debt instruments held at FVTOCI	-	-	845	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(3,234)	(5,722)	(6,369)	(9,803)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(350)	(1,219)	(1,761)	(6,911)
Proceeds from exercise of stock options	380	26	592	73
Payment of lease liabilities	-	(23)	(96)	(68)
Payment of contingent consideration	-	-	(800)	-
Cash disbursements for non-controlling interest	(303)	(24)	(303)	(67)
NET CASH USED IN FINANCING ACTIVITIES	(273)	(1,240)	(2,368)	(6,973)

Net change in cash, cash equivalents and restricted cash	(11,439)	(10,850)	16,997	(7,206)
Cash, cash equivalents and restricted cash, beginning of period	46,745	32,771	18,327	29,129
Fluctuations in foreign currency	33	22	15	20
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$35,339	$21,943	$35,339	$21,943

THE REAL BROKERAGE INC.

RECONCILIATION OF TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO OWNERS OF THE COMPANY TO ADJUSTED EBITDA

(Expressed in thousands of U.S. dollars)

UNAUDITED

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Total Comprehensive Loss Attributable to Owners of the Company	(3,997)	(5,440)	(15,313)	(13,960)
Add/(Deduct):
Finance Expenses, net	10	954	587	1,326
Net Income Attributable to Noncontrolling Interest	85	78	311	192
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(79)	142	(214)	535
Depreciation	277	87	830	225
Stock-Based Compensation	7,144	4,506	18,980	10,568
Listing Expenses	-	135	-	135
Restructuring Expenses	80	62	165	62
Other Professional Expenses	-	25	-	306
Adjusted EBITDA[1]	3,520	549	5,346	(611)

1 Adjusted EBITDA for September 30, 2022 has been restated to account for Stock-Based Compensation recognized in Cost of Goods Sold.

THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(Expressed in thousands of U.S. dollars)

UNAUDITED

	2022				2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Operating Expense	10,129	13,496	12,886	15,184	17,846	21,499	22,742
Less: Revenue Share Expense	$2,703	$4,376	$3,876	$4,020	$5,434	$7,684	$7,946
Revenue Share Expense (% of revenue)	4.4%	3.9%	3.5%	4.2%	5.0%	4.1%	3.7%
Less: Non-Cash Operating Expenses
Stock-Based Compensations - Employees	1,205	897	281	608	1,019	1,214	285
Stock-Based Compensations - Agents	582	547	1,776	2,614	1,541	1,640	2,769
Depreciation Expense	3	135	87	108	269	284	277
Restructuring Expense	-	-	62	160	41	44	80
Total Non-Cash Operating Expenses	1,790	1,579	2,206	3,490	2,870	3,182	3,411
Adjusted Operating Expense[1]	5,636	7,541	6,804	7,674	9,542	10,633	11,385
Adjusted Operating Expense (% of revenue)	9.1%	6.7%	6.1%	8.0%	8.8%	5.7%	5.3%

1Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

THE REAL BROKERAGE INC.
KEY PERFORMANCE METRICS BY QUARTER

	2022				2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Closed Transaction Sides	6,248	10,224	11,233	9,745	10,963	17,537	20,397
Total Value of Home Side Transactions ($, billions)	2.4	4.2	4.2	3.5	4.0	7.0	8.1
Median Home Sale Price ($, thousands)	345	375	360	348	350	369	370

Total Agents	4,500	5,600	6,700	8,200	10,000	11,500	12,175
Agent Churn Rate (%)	7.9	7.2	7.3	4.4	8.3	6.5	10.8
Revenue Churn Rate (%)	1.6	2.1	2.5	2.4	4.3	3.8	4.5

Full-Time Employees	112	121	122	118	127	145	162
Full-Time Employees, Excluding One Real Title and One Real Mortgage	82	91	87	84	88	102	120
Headcount Efficiency Ratio[1]	1:55	1:62	1:77	1:98	1:114	1:113	1:101
Revenue Per Full Time Employee ($, thousands)[1]	752	1,235	1,283	1,144	1,226	1,817	1,789
Operating Expense Excluding Revenue Share ($, thousands)	7,426	9,120	9,010	11,164	12,412	13,815	14,796
Operating Expense Per Transaction Excluding Revenue Share	1,189	892	802	1,146	1,132	788	725

1Excluding One Real Title and One Real Mortgage.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real’s growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to assumptions regarding Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets; the impact of increased interest rates; economic and industry downturns; the Company’s ability to continuously innovate, and the dependability of the Company’s platform; the Company’s ability to successfully launch new technologies, including the Real Wallet; the Company’s ability to attract new agents and retain current agents; the loss of key personnel; the Company’s ability to expand its brokerage and adjacent services businesses; the Company’s ability to carefully manage its expense structure and continue to grow; the Company’s ability to compete successfully in the markets in which it operates; the Company’s ability to sustain adjusted EBITDA profitability; the impact of cybersecurity incidents and the potential loss of critical and confidential information; the effect of claims, lawsuits and other proceedings that the Company is subject to from time to time; the impact of natural disasters and catastrophic events; compliance with the laws to which the Company is subject and the Company’s ability to protect its intellectual property rights. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick.

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221